CERTIFICATE OF AMENDMENT
TO
THE CERTIFICATE OF INCORPORATION
OF
HANDHELD ENTERTAINMENT, INC.

Handheld Entertainment, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the ‘‘Corporation’’),

DOES HEREBY CERTIFY:

1.    That the Certificate of Incorporation of the Corporation be amended by inserting the following text at the end of Article Fourth thereof so that such text shall be and read as follows:

‘‘C. Reverse Stock Split. Each 1.45 issued and outstanding shares of Common Stock as of August 14, 2006 (the ‘‘Split Effective Date’’), shall be combined and converted automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share (equal to the average of the closing prices for a share of Common Stock for the last ten (10) trading days immediately prior to the Split Effective Date). Each holder of record of a certificate which immediately prior to the Split Effective Date represents outstanding shares of Common Stock (the ‘‘Old Certificates’’) shall be entitled to receive upon surrender of such Old Certificates to the Corporation’s transfer agent for cancellation, a certificate (the ‘‘New Certificates’’) representing the number of whole shares of Common Stock into and for which the shares formerly represented by such Old Certificates so surrendered are exchangeable plus a cash payment in place of the fractional share equal to the fair market value of the fractional share. From and after the Split Effective Date, Old Certificates shall represent only the right to receive New Certificates and cash pursuant to the provisions hereof.’’

2.    That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the above-mentioned amendment to the Certificate of Incorporation and declaring said amendment to be advisable.

3.    That at a Special Meeting of Stockholders of the Corporation, duly called and held, said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by obtaining the affirmative vote of a majority of the outstanding shares of Common Stock of the Corporation.

IN WITNESS WHEREOF, this Certificate of Amendment of the Certificate of Incorporation has been signed by the Chief Executive Officer of the Corporation this 14th day of August, 2006.

HANDHELD ENTERTAINMENT, INC.

By:	/s/ Jeffrey D. Oscodar Jeffrey D. Oscodar President & Chief Executive Officer